UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-40752

RENEW ENERGY GLOBAL PLC

(Translation of registrant’s name into English)

C/O Vistra (UK) Ltd 3rd Floor

11-12 St James’s Square London SW1Y 4LB

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

Share Repurchase Program

As previously announced, on February 2, 2022, the Company’s Board of Directors approved the Company’s proposal to commence a share repurchase program of up to $250 million of its Class A Ordinary shares. Also, as previously announced, the Company engaged Credit Suisse as the broker for the share repurchase program. To date, the Company has repurchased 35,738,452 Class A shares at an aggregate purchase price of approximately USD 222 million.

As a result of the acquisition of Credit Suisse by UBS Group AG, Credit Suisse ceased all trading activities with effect from September 22, 2023. Consequently, the Company has engaged Mizuho Securities USA LLC as the new broker for share repurchase program. The share repurchase program does not obligate the Company to acquire any particular amount of Class A Ordinary Shares and may be suspended or discontinued at any time.

The form of the Share Repurchase Contract with Mizuho Securities USA LLC is attached hereto as exhibit 99.1.

EXHIBIT INDEX

Exhibit	Description
99.1	Share Repurchase Contract between Mizuho Securities USA LLC and ReNew Energy Global plc dated September 22, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 28, 2023	RENEW ENERGY GLOBAL PLC

	By:	/s/ Samir Rai
	Name:	Samir Rai
	Title:	Company Secretary